April 7, 2006

VIA EDGAR AND FACSIMILE

Mr. Daniel Lee, Esq.
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	International Microcomputer Software, Inc.
Preliminary Proxy Statement on Schedule 14A  filed March 24, 2006
File No. 0-15949

Dear Mr. Lee:

On behalf of International Microcomputer Software, Inc. (the "Company"), we submit this letter in response to the comments from the Staff of the Securities and Exchange Commission (the "Staff") to the Company, dated March 31, 2006 (the "Comment Letter"), with respect to the Company's Preliminary Proxy Statement on Schedule 14A filed on March 24, 2006 (the "Proxy Statement"). The numbered paragraphs below restate the numbered paragraphs in the Comment Letter, and the discussion set out below each such paragraph is the Company's response to the Staff's comments.

Concurrently with this response, the Company is filing an amended form of the Proxy Statement. The Company has responded to all of the comments of the Staff by amending its Proxy Statement and supplying supplemental information therein. For the convenience of the Staff, we are also sending three marked copies of the amended Proxy Statement under separate cover which have been marked to show changes from the Proxy Statement as originally filed.

Preliminary Proxy Statement on Schedule 14A

1.
Please provide the necessary summary term sheet pursuant to Item 14(b)(1) of Schedule 14A. In this regard, please limit your letter to stockholders and notice to one page each allowing for the summary term sheet to be in the forepart of your disclosure document pursuant to Instruction 2 to Item 1001 of Regulation M-A.

Mr. Daniel Lee, Esq.
April 7, 2006

The Proxy Statement has been amended to include a summary term sheet beginning on page 1 in accordance with Item 14(b)(1) of Schedule 14A. In addition, the Proxy Statement has been amended to revise the letter to stockholders and notice as close to one page each as is possible in light of the information required in the notice.

Proposal Two: Merger with AccessMedia, Inc., page 10

2.
Please provide an illustrative chart reflecting the number of shares to be issued in connection with the merger and indicating the impact of such issuances on the number of shares currently outstanding.

The Proxy Statement has been amended to provide an illustrative chart on page 46 reflecting the number of shares to be issued in connection with the merger and further indicates the impact of such issuances on the number of shares currently outstanding.

3.
Please provide disclosure with respect to whether any regulatory requirements must be complied with or approval must be obtained in connection with the merger transaction pursuant to Item 14(b) of Schedule 14A.

There are no regulatory requirements to be complied with or approvals to be obtained in connection with the merger transaction. Accordingly, the Proxy Statement has been amended to so state on page 36.

4.
In complying with the necessary disclosure requirements pursuant to Item 14(c)(1) of Schedule 14A and Part B of Form S-4, it does not appear that providing such information pursuant to Items 10 and 11 of Form S-4 is available to you as do not meet the requirements of General Instructions I.A. of Form S-3. Accordingly, please remove your incorporation by reference of subsequent filings on page 66 and confirm that all necessary information pursuant to Items 12 and 13 or item 14 of Form S-4, as applicable, has been provided.

The Proxy Statement has been amended to remove the Company's incorporation by reference of subsequent filings on page 66. In compliance with the necessary disclosure requirements pursuant to Item 14(c)(1) of Schedule 14A and Part B of Form S-4, the Company hereby confirms that it will include with the Proxy Statement copies of the Company's latest annual report on Form 10-KSB and quarterly report on Form 10-QSB for the quarter ended December 31, 2005. All necessary information has been provided pursuant to Items 12 and 13 of Form S-4. Specifically, the following information, corresponding to the subparts of Items 12 and 13, has been provided:

Mr. Daniel Lee, Esq.
April 7, 2006

ITEM 12

(a)(1)	The Proxy Statement has been amended to state that a copy of the Company's latest annual report on Form 10-KSB accompanies the Proxy Statement on page 79.

(a)(2)(ii)	The Proxy Statement has been amended to state that a copy of the Company's latest quarterly report on Form 10-QSB accompanies the Proxy Statement on page 79.

(a)(3)
The Proxy Statement provides all necessary financial statements of AccessMedia and all necessary pro forma financial information in accordance with the applicable rules. Such financial information may be found beginning on page 40, Annex F-1 and Annex F-2 to the Proxy Statement.

(a)(4)
The Company's latest quarterly report on Form 10-QSB provides all necessary information with respect to any and all material changes since the end of the Company's latest fiscal year. The Company has not experienced any other material changes not described in the Company's latest Form 10-QSB.

ITEM 13

(a)(1)
The Proxy Statement provides a statement on page 79 listing the Company's latest annual report on Form 10-KSB and incorporates by reference such annual report, copies of which will accompany the Proxy Statement.

(a)(2)
The Proxy Statement provides a statement on page 79 incorporating by reference all quarterly reports on Form 10-QSB filed since the end of the Company's last fiscal year-end. The most recent quarterly report on Form 10-QSB will accompany the Proxy Statement.

(a)(3)(i)
The Company's latest annual report on Form 10-KSB provides all necessary business information pursuant to Item 101(b) of Regulation S-B. Item 101(d) of Regulation S-B does not apply to the Company since the Company is not a Canadian issuer. Item 101(c)(1)(i) of Regulation S-K does not apply to the Company since there is no comparable disclosure item under Regulation S-B.

Mr. Daniel Lee, Esq.
April 7, 2006

(a)(3)(ii)
The Company's latest annual report on Form 10-KSB along with the market price information on page 43 of the Proxy Statement provide all necessary information with respect to market price of the Company's common equity and related stockholder matters pursuant to Item 201 of Regulation S-B.

(a)(3)(iii)	This subpart does not apply to the Company since there is no comparable disclosure item under Regulation S-B.

(a)(3)(iv)	This subpart does not apply to the Company since there is no comparable disclosure item under Regulation S-B.

(a)(3)(v)
The Company's latest annual report on Form 10-KSB and latest quarterly report on Form 10-QSB each provide a management's discussion and analysis of financial information and results of operations in accordance with Item 303 of Regulation S-B.

(a)(3)(vi)
The Company's latest annual report on Form 10-KSB provides required information with respect to the Company's accountants and other financial disclosures in accordance with Item 304 of Regulation S-B. In addition, the Proxy Statement provides supplemental information with respect to the Company's accountants in connection with Proposal Six therein.

5.
Please provide all necessary disclosure regarding AccessMedia pursuant to Item 17(b) of Form S-4. We note, for example, that management's discussion and analysis pursuant to Item 17(b)(5) of Form S-4 does not appear to have been provided.

The Proxy Statement has been amended to provide all necessary disclosure regarding AccessMedia pursuant to Item 17(b) of Form S-4, including the management's discussion and analysis referenced in the Staff's comments. Specifically, the following information concerning AccessMedia, corresponding to the subparts of Item 17(b) of Form S-4, has been provided:

ITEM 17

(b)(1)	The Proxy Statement provides a brief description of AccessMedia's business, including the general nature and scope of the business, beginning on page 16.

(b)(2)
There is currently no public market for AccessMedia securities, and AccessMedia has not paid any dividends to its stockholders. Accordingly, the Proxy Statement has been amended to so state on page 43.

Mr. Daniel Lee, Esq.
April 7, 2006

(b)(3)	This subpart does not apply with regard to AccessMedia since there is no comparable disclosure item under Regulation S-B.

(b)(4)	This subpart does not apply with regard to AccessMedia since there is no comparable disclosure item under Regulation S-B.

(b)(5)
The Proxy Statement has been amended to provide all necessary information with respect to a management's discussion and analysis of financial condition and results of operations of AccessMedia in accordance with Item 303 of Regulation S-B. Such management's discussion and analysis may be found beginning on page 16.

(b)(6)
The Proxy Statement has been amended to provide all necessary information concerning any applicable changes in and disagreements with accountants on accounting and financial disclosures in accordance with Item 304 of Regulation S-B on page 23.

(b)(7)
The Proxy Statement provides all necessary financial information of AccessMedia in accordance with Item 310(a) of Regulation S-B in lieu of the financial information required by Rule 14a-3(b)(1) as permitted in the Note to Small Business Issuers in Rule 14a-3(b)(1). Such financial information may be found beginning on page 40, Annex F-1 and Annex F-2 to the Proxy Statement.

(b)(8)	The Proxy Statement provides all necessary interim financial statements of AccessMedia in accordance with Part 1 of Form 10-QSB beginning on page 40.

(b)(9)	This subpart does not apply with regard to AccessMedia since AccessMedia is neither an insurance company nor a real estate company.

(b)(10)	This subpart does not apply with regard to AccessMedia since there is no comparable disclosure item under Regulation S-B.

Beneficial Ownership, page 55

6.
We note that some of the significant stockholders identified in the table on page 55 are legal entities. Please expand to identify the natural person or persons exercising the sole and shared voting and dispositive power with respect to each identified holder that is a legal entity.

Mr. Daniel Lee, Esq.
April 7, 2006

The Proxy Statement has been amended to identify the natural person exercising the sole and shared voting and dispositive power with respect to MBYI Liquidating Trust and to note that Digital Creative Development Corp. is publicly-traded on the OTC Bulletin Board. Such information may be found in the footnotes to the table on page 69.

On behalf of the Company, we hereby acknowledge that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

·	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would greatly appreciate any assistance the Staff can provide in obtaining an expeditious review of this response letter and amended Proxy Statement. Please contact the undersigned at (650) 843-7550 with any questions regarding the foregoing.

Very truly yours,

Morgan, Lewis & Bockius LLP

Thomas W. Kellerman

cc:	Mark P. Schuman, Branch Chief -- Legal
Anne Nguyen, Special Counsel
Robert O'Callahan
J. Taylor Browning
Peter S. Park